SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 1)*

VISTRA ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92840M102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□	Rule 13d-1(b)

☑ Rule 13d-1(c)

□	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92840M102

1	NAMES OF REPORTING PERSONS Qatar Investment Authority
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b)☑1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,880,381 (See Items 2 and 4 below)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,880,381 (See Items 2 and 4 below)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,880,381 (See Items 2 and 4 below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.54% [2]
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

2 Based on 504,446,340 shares outstanding as at October 31, 2018, as disclosed by the Issuer on its registration statement on Form 10-Q filed on November 02, 2018 (the “Form 10-Q”).

CUSIP No.	92840M102

1	NAMES OF REPORTING PERSONS Qatar Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b)☑[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,880,381 (See Items 2 and 4 below)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,880,381 (See Items 2 and 4 below)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,880,381 (See Items 2 and 4 below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.54% [2]
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

2 Based on 504,446,340 shares outstanding as at October 31, 2018, as disclosed by the Issuer on its Form 10-Q.

CUSIP No.	92840M102

1	NAMES OF REPORTING PERSONS Seismic Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b)☑[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,880,381 (See Items 2 and 4 below)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,880,381 (See Items 2 and 4 below)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,880,381 (See Items 2 and 4 below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.54%[2]
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

1 This Schedule 13G is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

2 Based on 504,446,340 shares outstanding as at October 31, 2018, as disclosed by the Issuer on Form 10-Q.

Item 1(a).	Name of Issuer:

Vistra Energy Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6555 Sierra Drive

Irving, Texas 75039 United States of America

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”): (i) Qatar Investment Authority (“QIA”), (ii) Qatar Holding LLC, a limited liability company formed pursuant to the regulations of the Qatar Financial Centre (“QH”), and (iii) Seismic Holding LLC, a limited liability company formed pursuant to the regulations of the Qatar Financial Centre (“Seismic Holding”). QIA is the sole member of QH, which in turn is the sole member of Seismic Holding.

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address for each of the Reporting Persons is: Ooredoo Tower, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, Stat of Qatar.

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

92840M102

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned by each Reporting Person:

22,880,381*

(b)	Percent of class: 4.54%*

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote

Seismic Holding has sole power to vote the 22,880,381* shares of Common Stock beneficially owned by each Reporting Person, and QIA has the sole power to direct QH to direct the vote of the shares owned by Seismic Holding.

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

Seismic Holding has sole power to vote the 22,880,381* shares of Common Stock beneficially owned by each Reporting Person, and QIA has the sole power to direct QH to direct the vote of the shares owned by Seismic Holding.

(iv)	Shared power to dispose or to direct the disposition of

0

* This Schedule 13G is being jointly filed by each of the following persons: (i) QIA, (ii) QH, a limited liability company formed pursuant to the regulations of the Qatar Financial Centre, and (iii) Seismic Holding, a limited liability company formed pursuant to the regulations of the Qatar Financial Centre. QIA is the sole member of QH, which in turn is the sole member of Seismic Holding.

Seismic Holding directly holds 15,900,080 shares of Common Stock of the Issuer. In connection with ongoing litigation between different classes of creditors of Texas Competitive Electric Holdings Company LLC (the Issuer's predecessor) (the “Inter-creditor Litigation”), which predecessor filed for bankruptcy protection pursuant to Chapter 11 of the United States Bankruptcy Code, and in connection with the Order Establishing Plan Reserve for TCEH First Lien Creditor Plan Distribution Allocation Dispute (the “Order”) entered by the U.S. Bankruptcy Court for the District of Delaware, on September 30, 2016, 107,025 of these shares are held in escrow pending release (to Seismic Holding or to other creditors of the Issuer's predecessor) following the resolution of the Inter-creditor Litigation.

In addition, Seismic Holding has beneficial ownership (within the meaning of Rule 16a-1 under the Act) of 6,980,301 shares of Common Stock of the Issuer held by Longhorn Capital GS LP, of which Seismic Holding is a limited partner. In connection with the Inter-creditor Litigation and the Order, 2,010,327 of these shares are held in reserve pending release (to Longhorn Capital GS LP or to other creditors of the Issuer's predecessor) following the resolution of the Inter-creditor Litigation.

Each of the Reporting Persons may be deemed to beneficially own the securities of the Issuer beneficially owned by the Reporting Persons directly or indirectly controlled by it, but each disclaims beneficial ownership of such securities, except to the extent of such Reporting Person's pecuniary interest therein. The filing of this statement shall not be deemed to be an admission that, for purposes of Section 16 of the Act or otherwise, the Reporting Persons are the beneficial owners of any securities reported herein. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

The 22,880,381 shares of Common Stock held in the aggregate by the Reporting Persons, which constitute approximately 4.54% of the shares of Common Stock deemed issued and outstanding as of October 31, 2018, is based upon 504,446,340 shares of Common Stock issued and outstanding as of October 31, 2018, as disclosed on the Form 10-Q.

Item 5.	Ownership of Five Percent or Less of a Class.

☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2019

QATAR INVESTMENT AUTHORITY

By:	/s/ Ian Kellow
	Name:	Ian Kellow
	Title:	Head of Compliance
QATAR HOLDING LLC

By:	/s/ Ian Kellow
	Name:	Ian Kellow
	Title:	Head of Compliance

SEISMIC HOLDING LLC

By:	/s/ Ian Kellow
	Name:	Ian Kellow
	Title:	Head of Compliance

EXHIBITS

A: Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Vistra Energy Corp. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 4th day of February, 2019.

QATAR INVESTMENT AUTHORITY

By:	/s/ Ian Kellow
	Name:	Ian Kellow
	Title:	Head of Compliance
QATAR HOLDING LLC

By:	/s/ Ian Kellow
	Name:	Ian Kellow
	Title:	Head of Compliance

SEISMIC HOLDING LLC

By:	/s/ Ian Kellow
	Name:	Ian Kellow
	Title:	Head of Compliance